UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 000-56154

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name in English)

96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi

Bangkok 10210, Thailand

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 20, 2021, Guardforce AI Co., Limited (the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”) at Unit 01, 5/F., Guardforce Centre, No.3 Hok Yuen Street East, Hung Hom, Kowloon, Hongkong. Holders of the Company’s ordinary shares, par value US$0.001 (“Ordinary Shares”) at the close of business on July 26, 2021 (the “Record Date”) were entitled to vote at the Meeting. As of the Record Date, there were 52,762,637 Ordinary Shares issued and outstanding. According to the Company’s Amended and Restated Memorandum and Articles of Association, each Ordinary Share has one vote per share. Ordinary Shares representing approximately 77.76% of total voting powers, constituting a quorum, were represented in person or by valid proxies at the Meeting.

The shareholders voted on and approved three proposals at the meeting. The final results for the votes regarding each proposal are set forth below.

Proposal 1: To consider and vote upon a proposal to approve the following ordinary resolution: THAT with immediate effect upon passing, every three (3) issued and unissued existing shares of the Company of US$0.001 (the “Existing Shares”) each be consolidated into one (1) share of US$0.003 each (each a “Consolidated Share”), such Consolidated Shares shall rank pari passu in all respects with each other (the “Share Consolidation”) so that following the Share Consolidation the authorized share capital of the Company will be changed from US$300,000.00 divided into 300,000,000 Existing Shares of a nominal or par value of US$0.001 each to US$300,000.00 divided into 100,000,000 Consolidated Shares of a nominal or par value of US$0.003 each (the “Share Consolidation Proposal”).

The votes regarding this Share Consolidation Proposal were as follows:

Votes For	Votes Against	Abstain
41,029,612	0	0

Proposal 2: To consider and vote upon a proposal to approve the following ordinary resolution: THAT all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will be disregarded and will not be issued to the shareholders of the Company but all such fractional shares shall be redeemed in cash for the fair value of such fractional share, such fair value being the closing price of the ordinary shares on a post-consolidation basis on the applicable trading market on the first trading date of the ordinary shares following the Share Consolidation (the “Fractional Shares Proposal”).

The votes regarding this Fractional Shares Proposal were as follows:

Votes For	Votes Against	Abstain
41,029,612	0	0

Proposal 3: To consider and vote upon a proposal to approve the following ordinary resolution: THAT immediately following the Share Consolidation, the authorized share capital of the Company be increased from US$300,000.00 divided into 100,000,000 Consolidated Shares of a nominal or par value of US$0.003 each to US$900,000.00 divided into 300,000,000 Consolidated Shares of a nominal or par value of US$0.003 each (the “Share Capital Increase Proposal”).

The votes regarding this Share Capital Increase Proposal were as follows:

Votes For	Votes Against	Abstain
41,029,612	0	0

On the same day, the Conyers Trust Company (Cayman) Limited, the Secretary of the Company, filed two certificates certifying ordinary resolutions passed at the Meeting approving the Share Consolidation Proposal, Fractional Shares Proposal and Share Capital Increase Proposal with the Registrar of Companies of the Cayman Islands.

A copy of the Amended and Restated Memorandum and Articles of Association including these two certificates is attached hereto as Exhibit 99.1.

The Company expects that the Ordinary Shares to begin trading on a post-consolidation basis on the date when the registration statement on Form F-1 (No. 333-258054) relating to our public offering will become effective.

EXHIBIT INDEX

Exhibit	Description
99.1	Amended and Restated Memorandum and Articles of Association incorporating resolutions passed on August 20, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUARDFORCE AI CO., LIMITED

August 25, 2021	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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